SEC File Number
001-11975
CUSIP Numbers
103430104
103430302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Boykin Lodging Company

Full Name of Registrant

Former Name if Applicable

Guildhall Building, Suite 1500, 45 W. Prospect Avenue

Address of Principal Excutive Office (Street and Number)

Cleveland, Ohio 44115

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the course of the audit of the financial statements of Boykin Lodging Company (the “Company”) for the year ended December 31, 2003, by Deloitte & Touche LLP, the Company’s independent public accountants, the Company reviewed the accounting treatment of the Doubletree Kansas City at and since its acquisition in November 1997. The previous owner of the property had certain obligations in connection with a Tax Increment Financing, which obligations were assumed by a subsidiary of the Company when the property was acquired. The Company is reviewing whether and to what extent these obligations should be reflected as liabilities and related assets on the Company’s balance sheets under Emerging Issues Task Force 91-10, “Accounting for Special Assessments and Tax Increment Financing Entities (TIFEs),” and the effect on the Company’s statements of operations.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shereen P. Jones	216	430-1200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For information regarding changes in the Company’s results of operations, the reader is directed to the Company’s 8-K filing dated February 24, 2004 which was furnished to the Commission pursuant to Item 12 of Form 8-K. In addition, the results of operations may be affected by the results of the ongoing review by the Company of certain obligations in connection with the Tax Increment Financing relating to the Doubletree Kansas City. Since the review is not complete, the Company is not in a position to make an estimate at this time.

Boykin Lodging Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2004	By	/s/ Shereen P. Jones Shereen P. Jones Executive Vice President, Chief Financial and Investment Officer